

February 29, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Ave.
Costa Mesa, CA 92626

> **Re: Clean Energy Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed February 7, 2024**
> **File No. 333-275127**

Dear Kambiz Mahdi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-3 filed February 7, 2024

Cover Page

1. With respect to the registrant's belief that Clean Energy Technologies Inc., the PRC Subsidiaries and the VIE are not required to complete the filing with the CSRC for this offering, please disclose how the registrant reached such conclusion, including whether you are relying on the opinion of counsel. If you are relying on the opinion of counsel for such conclusion, please identify counsel in the registration statement, and file a consent from counsel.

2. We note your response to prior comment 2 and your disclosure that you do not believe that Clean Energy Technologies Inc., the PRC Subsidiaries or the VIE are required to complete the filing with the CSRC for this offering based on certain facts, including that your "business activities are not primarily conducted in mainland China." Please disclose the basis for your statement that your business activities are not primarily conducted in

mainland China. In that regard, we note your disclosure on page 15 of your quarterly report on Form 10-Q for the quarter ended September 30, 2023 regarding the significance of net sales by CETY HK LNG Trading, and the significance of revenue from China. Similarly, we note your disclosure on page 8 of your registration statement regarding the significance of revenues from the VIE and its consolidated subsidiary and the significance of revenues from your Chinese subsidiaries.

3.   We note your revised disclosure that as of January 4, 2024, the aggregate market value of your outstanding common stock held by non-affiliates was approximately $59,949,156.15, based on 39,182,455 shares of your outstanding common stock that were held by non-affiliates on such date and a price of $1.53 per share. However, such disclosure does not appear to be consistent with your disclosure on page 17 that as of the date of this prospectus, you have 37,211,738 shares of common stock issued and outstanding. Please revise to reconcile such disclosures. We also note the significant change in your cover page disclosure regarding the number of shares of your common stock that were held by non-affiliates as of January 4, 2024 as compared to your cover page disclosure as of December 1, 2023 in your prior amendment. Please tell us the nature of the transactions resulting in such change since December 1, 2023.

    Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu